Exhibit 99.1

ENTRÉE GOLD ANNOUNCES THE APPOINTMENT OF LORD HOWARD AS
NON-EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

Company Confirms Results of Director Elections

Vancouver, B.C., June 27, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") announces that, following the Company’s Annual General Meeting of shareholders held on June 27, 2013, the Rt. Honourable Lord Howard of Lympne has been appointed non-executive Chairman of the Company’s Board of Directors.  As Chairman, he succeeds James Harris, who remains a member of the Board and assumes the role of non-executive Deputy Chairman.

Lord Howard has served as a Director and non-executive Deputy Chairman of the Company since 2007.  He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years.  He will work closely with Entrée’s management and Board as the Company progresses through important milestones in the advancement of its global mining projects.

Greg Crowe, President and CEO of Entrée, commented, “We are very pleased that Lord Howard has assumed the role of non-executive Chairman. Lord Howard has been a valued member of our Board for many years now and we have benefitted from his years of international experience and strong understanding of the financial markets.  He has extensive experience and many key relationships in Mongolia, and was recently awarded the Order of the Polar Star, the highest state honour that can be awarded to a non-citizen of Mongolia.  I have no doubt that, as Chairman, he will play a significant role in ensuring we effectively leverage the opportunities that lie ahead as we continue to execute on our strategy and grow our business.  We thank James Harris for his services as Chairman, and look forward to his continued contributions to Entrée as Deputy Chairman.”

The Company also confirms that all of the nominees set forth in the Company’s Information Circular dated May 23, 2013 were elected as Directors of Entrée.  Peter Meredith did not stand for re-election to the Company’s Board, and the Company thanks him for his valuable contributions since his appointment in 2004.  The detailed results of the vote for the election of Directors are set out below.

According to proxies received, each of the following seven nominees proposed by management was elected as a Director of the Company until the next annual meeting of shareholders, or until such person’s successor is elected or appointed:

	Votes For		Withheld Votes
Director	#	%	#	%
James Harris	44,191,936	95.43	2,115,976	4.57
Rt. Hon. Lord Howard of Lympne	44,690,734	96.51	1,617,178	3.49
Mark Bailey	43,187,362	93.26	3,120,550	6.74
Lindsay Bottomer	44,644,069	96.41	1,663,843	3.59
Gregory Crowe	44,616,679	96.35	1,691,233	3.65
Alan Edwards	44,649,054	96.42	1,658,858	3.58
Gorden Glenn	43,483,065	93.90	2,824,847	6.10

Final results for all matters voted on at the Annual General Meeting of shareholders will be filed on SEDAR at www.sedar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to anticipated business activities.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, the effects of general economic conditions; actions by Rio Tinto, Turquoise Hill and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage;as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.